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                            FORM 11-K


( X )     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended  December 31, 1993


                               OR

(   )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                          to
                               -------------------------
                    Commission file number     1-2516
- - -------------------                        -----------------

     A. Full title of the plan and the address of the plan, if different from that of issuer named below:

    MONSANTO COMPANY ERISA PARITY SAVINGS AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MONSANTO COMPANY
                  800 North Lindbergh Boulevard
                    St. Louis, Missouri 63167



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                      REQUIRED INFORMATION

The Monsanto Company ERISA Parity Savings and Investment Plan is subject to ERISA. Because it is an unfunded pension plan main-tained for a select group of management or highly compensated employees, the financial reporting requirements of ERISA provide that no plan financial statements or schedules are required to be maintained or filed. See ERISA Section 104-23. Accordingly, no financial statements or schedules are filed with this Annual Report.


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                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              MONSANTO COMPANY ERISA PARITY
                              SAVINGS AND INVESTMENT PLAN



                              By:        BARRY BLITSTEIN
                                 --------------------------------
                                   Barry Blitstein, Chairman
                                   Monsanto Company Employee
                                   Benefits Plans Committee

June 29, 1994